MECHEL REPORTS FINANCIAL RESULTS FOR 2009 FULL YEAR PERIOD
— Revenues amounted to $5.75 billion —
— Operating income amounted to $245.6 million —
— Net income attributable to shareholders of Mechel OAO amounted to $73.7 million —

Moscow, Russia – April 21, 2010 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the full year ended December 31, 2009.

Mechel’s Senior Vice-president Vladimir Polin commented on the full year results: “All together we managed to work through 2009 in a worthy manner. First half, which was the worst time of the world’s economic crisis, was a serious challenge to Mechel, but also proved that we are capable of flexible reaction to complex obstacles. As a result we managed not only to keep stable cash flows, but also finalize restructuring of the biggest debt portion with the international bank syndicate, already in the first half to restore steel segment production and largely in the mining segment. The full restoration of the coking coal production thus becomes possible already in the spring of 2010.

In 2009 we created a fundament for further company’s growth, mastered new product lines. For example, we closed the deal to acquire assets of the US based coal mining group Bluestone, opened new steel service and retail centers of Mechel-Service in Russia and Europe, started new production lines and steel processing shops. We have signed a number of strategic agreements allowing us to expand our sales markets and improve competitiveness.

Besides, the positive dynamics of the word’s markets and improvement of Mechel’s performance allowed us to return to our investment plans, partially frozen before. We have again revised our capex program for nearest years. We are sure, that its implementation will give our company further impetus and open new opportunities for all segments of our business”.

Consolidated Results for the full year period of 2009

			Change
US$ thousand	FY 2009	FY 2008	Y-on-Y
Revenues from external customers	5,754,146	9,950,705	-42.2%

Intersegment sales	879,677	1,467,722	-40.1%

Net operating income	245,644	2,556,269	-90.4%

Net operating margin	4.3%	25.7%	-

Net income attributable to shareholders of Mechel OAO	73,741	1,140,544	-93.5%

EBITDA (1)	998,295	2,046,811	-51.2%

EBITDA, margin(1)	17.3%	20.6%	-

EBITDA, FX adjusted(1)(2)	1,172,620	2,924,238	-59.9%

(1) See Attachment A.
(2) For comparison convenience the EBITDA is also provided excluding the effect of foreign exchange (loss) gain (FX)

Consolidated Results for the fourth quarter of 2009

US$ thousand	4Q 2009	3Q 2009	Change Q-on-Q
Revenues from external customers	1,719,926	1,574,000	9.3%

Intersegment sales	303,827	229,317	32.5%

Net operating income	131,366	155,221	-15.4%

Net operating margin	7.6%	9.9%	-

Net income attributable to shareholders of Mechel OAO	413,525	131,594	214.2%

EBITDA (1)	682,635	419,984	62.5%

EBITDA, margin(1)	39.7%	26.7%	-

EBITDA, FX adjusted (1)(2)	686,757	302,364	127.1%

(1) See Attachment A.
(2) For comparison convenience the EBITDA is also provided excluding the effect of foreign exchange (loss) gain (FX)

Net revenue in 2009 decreased by 42.2% and amounted to $5.75 billion compared to $9.95 billion in 2008. Operating income fell by 90.4% and amounted to $245.6 million or 4.3% of net revenue, compared to operating income of $2.6 billion or 25.7% of net revenues in 2008.

For 2009, Mechel reported consolidated net income attributable to shareholders of Mechel OAO of $73.7 million, a decrease of 93.5% compared to consolidated net income attributable to shareholders of Mechel OAO of $1.14 billion in 2008.

Consolidated EBITDA in 2009 decreased by 51.2% to $998.3 million in 2009, compared to $2.05 billion in the year ago period. Depreciation, depletion and amortization in 2009 for the Company were $406.7 million, a decrease of 12.2% compared to $463.3 million in 2008.

Mining Segment Results for the full year period of 2009

US$ thousand	FY 2009	FY 2008	Change Y-on-Y

Revenues from external customers	1,548,902	3,333,406	-53.5%

Intersegment sales	277,278	698,561	-60.3%

Net operating income	226,317	1,800,540	-87.4%

Net income attributable to shareholders of Mechel OAO	622,207	1,200,445	-48.2%

EBITDA*	1,107,659	1,897,012	-41.6%

EBITDA, margin**	60.7%	47.0%	—

EBITDA, FX Adjusted***	1,039,091	2,039,295	-49.0%

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.
*** For comparison convenience the EBITDA is also provided excluding the effect of foreign exchange (loss) gain (FX)

Mining Segment Output

Product	FY 2009, thousand tonnes	FY 2009 vs. FY 2008
Coal	17,782	-33%

Coking coal	10,243	-32%

Steam coal	7,539	-33%

Coal concentrate*	9,292	-33%

Coking	7,404	-33%

Steam	1,888	-33%

Iron ore concentrate	4,208	-10%

* The coal concentrate has been produced from the part of the raw coal output.

Mining Segment Results for the fourth quarter of 2009

			Change
US$ thousand	4Q 2009	Q3 2009	Q-on-Q
Revenues from external customers	458,262	415,775	10.2%

Intersegment sales	105,128	67,386	56.0%

Net operating income	90,897	72,687	25.1%

Net income attributable to shareholders of Mechel OAO	509,149	129,130	294.3%

EBITDA	643,896	282,458	128.0%

EBITDA, margin*	114.3%	58.5%	—

EBITDA, FX adjusted	651,255	193,827	236.0%

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output for the fourth quarter of 2009

Product	4Q 2009, thousand tonnes	4Q 2009 vs. 3Q 2009
Coal	5,434	-0.2%

Coking coal	3,754	0.4%

Steam coal	1,680	-1%

Coal concentrate*	2,915	-4%

Coking	2,524	-3%

Steam	392	-13%

Iron ore concentrate	1,038	-15%

* The coal concentrate has been produced from the part of the raw coal output.

Mining segment revenue from external customers in 2009 decreased by 53.5% over net segment revenue from external customers of $3.3 billion, or 33% of consolidated net revenue, for 2008, and totaled $1.5 billon, or 27% of consolidated net revenues.

As of December 31, 2009, the Group completed purchase accounting of Bluestone Coal Group acquisition. Fair value of BCG net assets amounted to $1,447 million and equaled to the fair value of purchase price, which included $436 million of cash payment, about 83 million of Mechel OAO preferred shares and two contingent payments due in 5 years since the date of closing, which will depend on the market value of preferred shares, dividends flow related to them, and additional tonnage of coal reserves and resources confirmed by Seller on completion of 2-years Drilling Program.

Remeasurement of fair value of CVR contingent liability added $494.2 million to net income of the segment in 2009.

Operating income in the mining segment in 2009 decreased by 87.4% to $226.3 million or 12.4% of total segment revenue, compared to operating income of $1.8 billion, or 44.7% of total segment revenue, a year ago. EBITDA in the mining segment in 2009 went down by 41.6% and amounted to $1.1 billion compared to segment EBITDA of $1.9 billion in 2008. The EBITDA margin for the mining segment in 2009 was 60.7% compared to 47.0% a year ago. Depreciation, depletion and amortization in mining segment amounted to $225.1 million that is 19.7% less than $280.3 million in 2008.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment operating results: “The world’s economic crisis resulted in a harsh decline in demand and prices for all kinds of steelmaking raw materials, thus affecting our mining segment performance in 2009. In the beginning of 2009 we had to drastically decrease coal output, especially in coking coal, lower the amount of maintenance investments for current and future works. To offset those effects, we have focused our efforts on optimizing costs and searching for new customers. Already in the second quarter 2009 we managed to sign a number of significant export contracts with Chinese, Japanese and Korean off takers, which together with increased spot sales allowed us to increase outputs and begin the restoration cycle to return to pre-crisis levels.

Due to successful work on organizing financing for our projects, we restarted construction of the railroad to Elga coal deposit.

Acquisition of the Bluestone group of companies allowed us to further increase Mechel’s coal production and significantly broaden the geography of our sales, converting Mechel into truly global coking coal player.

Through the second half of 2009 Mechel’s management worked hard to restore the levels of coking coal production which required increased investments in stripping works, purchasing of spare parts and equipment and so forth. Increased production together with the growing prices for coking coal concentrates and iron ore supported segment performance and allowed for improvement of quarter results. Even though in the fourth quarter we have witnessed anomaly low winter temperatures, undermining production of our Russian assets, we still managed to demonstrate improved financial results of the segment.

In 2010 we witness further improvement of the market conditions. Because of that and due to achieving full pre-crisis capacities of the Russian coal mining assets of Mechel, expected already in may 2010 and due to increasing mining volumes of Bluestone, the segment should finally overcome the crisis negative impact.”.

Steel Segment Results for the full year period of 2009

US$ thousand	FY 2009	FY 2008	Change Y-on-Y

Revenues from external customers	3,307,624	5,495,139	-39.8%

Intersegment sales	196,426	278,580	-29.5%

Net operating income	(54,020)	770,439	-107.0%

Net income / (loss) attributable to shareholders of Mechel OAO	(300,560)	229,522	-231.0%

EBITDA*	54,214	629,572	-91.4%

EBITDA, margin**	1.6%	10.9%	—

EBITDA, FX adjusted	134,457	966,115	-86.1%

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	FY 2009, thousand tonnes	FY 2009 vs. FY 2008

Coke	3,233	-3%

Pig iron	3,805	9%

Steel	5,496	-7%

Rolled products	5,357	-1%

Hardware	627	-13%

Steel Segment Results for the fourth quarter of 2009

			Change
US$ thousand	4Q 2009	Q3 2009	Q-on-Q
Revenues from external customers	983,301	926,472	6.1%

Intersegment sales	69,014	50,567	36.5%

Net operating income	36,639	68,035	-46.1%

Net income / (loss) attributable to shareholders of Mechel OAO	(25,276)	46,223	-154.6%

EBITDA	77,453	157,577	-50.8%

EBITDA, margin*	7.4%	16.1%	—

EBITDA, FX adjusted	76,852	117,138	-34.4%

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output for the fourth quarter of 2009

Product	4Q 2009, thousand tonnes	4Q 2009 vs. 3Q 2009

Coke	990	1.3%

Pig iron	1,080	0.5%

Steel	1,524	3%

Rolled products	1,465	0.5%

Hardware	167	-9%

Mechel’s steel segment revenue from external customers in 2009 decreased by 39.8% and amounted to $3.3 billion or 57% of consolidated net revenue from $5.5 billion or 55% of consolidated net revenue in 2008.

In 2009 the steel segment operating loss was $54.0 million, versus operating income of $770.4 million in 2008. EBITDA in the steel segment in 2009 decreased by 91.4% and amounted to $54.2 million, compared to EBITDA of $629.6 million in 2008. The EBITDA margin of the steel segment was 1.6% for 2009, versus the EBITDA margin 10.9% for 2008. Depreciation, depletion and amortization in steel segment fell by 15.1% from $137.5 million in 2008 to $116.8 million in 2009.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “Despite difficult beginning of the year already by summer we managed to restore pre-crisis level of our steel segment capacity utilization. We worked hard on reducing expenses and optimization of our subsidiaries activities and used periods of equipment downtime to carry out scheduled repairs.

After restructuring the bulk of our debt portfolio in summer of 2009 we diligently continued realization of our top-priority investment projects – project of Universal rolling mill construction at our Chelyabinsk Metallurgical Plant (CMP) and modernization of electric arc furnace shop at Izhstal, construction of continuous casting machine at CMP with capacity of 1.2 million tones of steel per year.

As the result in 2009 despite crisis at segment’s plants a number of new units and production lines were put into operation. We continued the sales structure optimization by means of widening the geography and implementation of new services by our sales and servicing company Mechel Service Global. All these actions on the back of demand strengthening and prices growth for our products allowed us to retain economical effectiveness of the segment and to maintain sustainable level of operating cash flow. Certainly, vigorous growth of commodity prices, started in the end of 2009, and traditional demand decline for construction product range in winter period exerted some negative influence on the fourth quarter figures, but, if we exclude non-cash components, financial result of the steel segment continued to improve. We consider the segment development trend as positive and with optimism estimate prospects of Mechel’s steel plants in 2010”.

Ferroalloys Segment Results for the full year period of 2009

US$ thousand	FY 2009	FY 2008	Change Y-on-Y

Revenues from external customers	363,652	434,017	-16.2%

Intersegment sales	67,157	150,614	-55.4%

Net operating income / (loss)	(27,586)	(50,517)	45.4%

Net income / (loss) attributable to shareholders of Mechel OAO	(309,922)	(283,235)	-9.4%

EBITDA*	(135,370)	(420,074)	67.8%

EBITDA, margin**	-31.4%	-71.9%	—

EBITDA, FX adjusted	27,365	(21,307)	228.4%

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output

Product	FY 2009, thousand tonnes	FY 2009 vs. FY 2008

Nickel	16	0%

Ferrosilicon	86	2%

Ferrochrome	83	43%

Chromite ore concentrate	211	—

Ferroalloys Segment Results for the fourth quarter of 2009

			Change
US$ thousand	4Q 2009	Q3 2009	Q-on-Q
Revenues from external customers	113,541	119,123	-4.7%

Intersegment sales	26,645	21,093	26.3%

Net operating income	(8,417)	11,172	-175.3%

Net income attributable to shareholders of Mechel OAO	(68,324)	(38,989)	-75.2%

EBITDA	(2,798)	21,472	-113.0%

EBITDA, margin*	-2.0%	15.3%	—

EBITDA, FX adjusted	(5,428)	32,839	-116.5%

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output for the fourth quarter of 2009

Product	4Q 2009, thousand tonnes	4Q 2009 vs. 3Q 2009

Nickel	4.2	-2%

Ferrosilicon	23	4%

Ferrochrome	29.9	2%

Chromite ore concentrate	72	-3%

Ferroalloy segment revenue from external customers in 2009 amounted to $363.7 million, or 6% of consolidated net revenue, a decrease of 16.2% compared with segment revenue from external customers of $434.0 million or 4% of consolidated net revenue in 2008.

In 2009 operating loss in the ferroalloy segment was $27.6 million, versus operation loss of $50.5 million a year ago. EBITDA loss in the ferroalloy segment in 2009 amounted to $135.4 million, compared to segment EBITDA loss of $420.1 million in 2008. The EBITDA negative margin of the ferroalloy segment comprised 31.4% in 2009. For ferroalloy segment depreciation, depletion and amortization in 2009 was $48.7 million, an increase of 114.5% over $22.7 million in 2008.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, noted: “Past year has become momentous for our ferroalloys segment. It was a year of its making-up and development as an important and self consistent Group’s business unit. Chromites ore mining and smelting plants, as well as ferrochrome plant, acquired in 2008 as part of Oriel Resources, were put into operation and reached planned targets of capacity utilization that positively influenced segment’s economical performance.

Despite general decline in steel and especially stainless steel demand witnessed in the beginning of 2009, and accordingly low ferroalloys demand, we managed to maintain 100% pre-crisis capacity utilization of Southern Urals Nickel Plant and Bratsk Ferroalloys Plant. We continued implementation of capital expenditures program aimed at adoption of radically new technology at our Southern Urals Nickel Plant.

Number of nonrecurring write offs and coke price growth in the fourth quarter of 2009 did not afford us to show improvement of the period’s financial results. Nevertheless, taking into account current improvements of the ferroalloys and stainless and specialty steel market, we highly appreciate outlook of the Group’s ferroalloys plants and expect that already in 2010 they will notably contribute to Mechel’s consolidated financial results”.

Power Segment Results for the full year period of 2009

US$ thousand	FY 2009	FY 2008	Change Y-on-Y

Revenues from external customers	533,968	688,143	-22.4%

Intersegment sales	338,816	339,967	-0.3%

Net operating income	40,702	29,406	38.4%

Net income attributable to shareholders of Mechel OAO	1,793	3,037	-41.0%

EBITDA*	51,252	51,769	-1.0%

EBITDA, margin**	5.9%	5.0%	—

EBITDA, FX adjusted	51,178	51,603	-0.8%

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output

Product	Units	FY 2009	FY 2009 vs. FY 2008
Electric power generation	ths. kWh	3,487,720	-15%

Heat power generation	Gcal	5,614,553	-22%

Power Segment Results for the fourth quarter of 2009

			Change
US$ thousand	4Q 2009	Q3 2009	Q-on-Q
Revenues from external customers	164,826	112,629	46.3%

Intersegment sales	103,041	90,270	14.1%

Net operating income	24,031	4,334	454.5%

Net income attributable to shareholders of Mechel OAO	9,865	(3,761)	362.3%

EBITDA	25,306	6,898	266.9%

EBITDA, margin*	9.5%	3.4%	—

EBITDA, FX adjusted	25,300	6,981	262.4%

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output for the fourth quarter of 2009

Product	Units	4Q 2009	4Q 2009 vs. 3Q 2009
Electric power generation	ths. kWh	1,203,411	69%

Heat power generation	Gcal	1,847,073	164%

Mechel’s power segment revenue from external customers in 2009 was $534.0 million, or 9% of consolidated net revenue, a decrease of 22.4% compared with segment revenue from external customers of $688.1 million or 7% of consolidated net revenue in 2008.

In 2009 operating income in the power segment was $40.7 million, or 4.7% of the total segment revenue in 2009, an increase of 38.4% compared to operating income of $29.4 million, or 2.9% of total segment revenue in 2008. EBITDA in the power segment in 2009 decreased by 1.0% totaling $51.3 million, compared to EBITDA of $51.8 million in 2008. The EBITDA margin for the power segment amounted 5.9% compared to 5.0% in 2008. Depreciation, depletion and amortization in power segment in 2009 decreased by 29.4% comparing with 2008 from $22.8 million to $16.1 million.

Viktor Gvozdev, Chief Executive Officer of Mechel Energo, noted: “Despite the global financial crisis which had a sound impact on the power demand in 2009, the segment came out with operational profit. In many respects it became possible due to range of measures implemented in this area which were directed to cost reduction, fuel factor decrease and reaching of synergy between segments. In the fourth quarter 2009 we increased electricity production almost by 70% compared to the third quarter 2009, and by 20% compared to the fourth quarter 2008. It allowed us to minimize the consequences of demand fall, which took place in the critical period of the crisis, and to demonstrate good results in 2009”.

Capital expenditures program

Considering the continuing improvement of market conditions in the main types of company’s products, and improvement of Group’s financial situation, the management of the Company took a decision to revise the capital expenditure program for 2010-2012. Apart from keeping implementing the key strategic projects, some projects that have been planned earlier were renewed, and new ones were accepted, that allow using possibilities and facilities of company’s assets to higher extent.

The overall program provides investments at the rate of about $3.7 billion in 2010-2012, including around $1.4 billion in 2010.

In the mining segment is expected to invest approximately $2.1 billion in 2010-2012. Within the framework of the segment we plan to develop such key projects as the Elga coal deposit development, construction of the second stage of Sibirginsk mine.

In the steel segment is expected to invest approximately $1.4 billion in 2010-2012. Within the framework of the segment we plan to develop such key projects as construction of a universal rail and structural steel mill, bloom continuous casting machine #5 and slab continuous casting machine at Chelyabinsk Metallurgical Plant, reconstruction of arc-furnace melting shop and construction of a mill-250 at Izhstal, reconstruction of steelmaking facilities at Otelu Rosu, Mechel’s Romanian metallurgical plant, and reconstruction of the coke oven battery #6 at Mechel Coke and Gas Plant.

In the ferroalloy segment is expected to invest approximately $190 million in 2010-2012. The CAPEX program includes modernization of Bratsk Ferroalloy Plant with stage-by-stage increase of production volume almost by 1.5x by means of increasing capacity of the existing ovens and development of infrastructure, and also experimental industrial plant at Southern Urals Nickel Plant for switching it to technology of ferronickel production.

In the power segment is expected to invest approximately $78 million in 2010-2012.

The development of logistics capacity of the company will be continued, including modernization and widening of Port Posiet till 9 million tonnes of cargo shipment per a year. The total investments in the development of logistics are planned to be at the level of $97 million in 2010-2012.

Recent Highlights

•	According to the reports released by Prommetiz, a Russian association of hardware producers, in October and November 2009 the two plants of Mechel’s steel division – Beloretsk Metallurgical Plant ÎÀÎ (BMK OAO) and Vyartsilya Metal Products Plant ZAO (VMZ ZAO) jointly produced more hardware than any other Russian companies-members of Prommetiz association. Thus, in Q4 2009 Mechel gained the first position in Russia by hardware production volume and in January and February, 2010 retained leading position among Russian hardware producers — the members of the association.

•	In March 2010 Mechel announced prolongation of credit facilities for its subsidiaries obtained earlier from Gazprombank. Mechel’s subsidiaries and Gazprombank signed amendment agreements to the credit facility agreements. According to the amendment agreements the credit maturity extends from three years to six years. Additionally, the parties have agreed to reduce both the interest rate and the security amount. Repayment of the credit body will be started in three years and will be made by equal installments on a quarterly basis.

•	In March 2010 Mechel announced establishing its representative office in the People’s Republic of China. The representative office will support Mechel’s business in China, cooperate on expansion of Mechel’s business in the country, work directly with Chinese partners, establish new business contacts and perform studies on the market dynamics.

•	In March 2010 Mechel completed placement of its interest-bearing commercial papers of BO-02 series with an obligatory centralized custody at MICEX Stock Exchange ZAO. Placement was performed by public subscription through collection of offers for fixed-price purchase of commercial papers. The number of the commercial papers placed makes 5,000,000 pieces, the nominal value of the commercial papers is 1000 roubles each and the total nominal value of the placed commercial papers is 5,000,000,000 roubles. The 1st coupon rate of the commercial papers of BO-02 series is set at the level of 9.75 % per year.

•	In April 2010 Mechel announced establishing Mecheltrans Management OOO. The company was established in order to increase efficiency of management of Mechel group’s logistic assets. Functions of the management company cover preparation of complex solutions for goods transportation; control over Mechel’s plants shipment schedules, as well as coordination, planning and analysis of the group’s transportation subsidiaries’ operations, development of logistic assets and capital development.

•	In April 2010 Mechel announced that Igor Zyuzin, Mechel’s CEO participated in the official ceremony of a new blast furnace commissioning at Hyundai Steel’s steel mill in Dangjin.

Igor Zyuzin concluded: “Igor Zyuzin has concluded: “The end of the year 2009 has shown growth both financial and operating results of Mechel’s activity, this is owing to hard and meticulous work of the company from the very beginning of the world financial crisis. Due to the undertaken measures on optimization and product range improvement, expansion of sale geography, continuous optimization of a debt portfolio and cash flow, acquisition of new assets, today the company can fully use the new advantages of the world economy, continuing to increase shareholder value and create the base for future growth”.

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the 2009 full year amounted to $612.7 million, of which $366.9 million was invested in the mining segment, $208.7 million was invested in the steel segment, $32.8 million was invested in the ferroalloy segment and $4.4 million was invested in the power segment.

For the 2009 full year, Mechel spent $26.1 million on acquisitions, including $14.6 million spent on acquisition of minority interest in other subsidiaries.

As of December 31, 2009 total debt was at $6.0 billion. Cash and cash equivalents amounted to $414.7 million at the end of the year 2009 and net debt amounted to $5.6 billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Full Year Period of 2009 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	FY 2009	FY 2008
Net income	73,741	1,140,544

Add:
Depreciation, depletion and amortization	406,675	463,297

Interest expense	498,986	324,083

Income taxes	18,893	118,887

Consolidated EBITDA	998,295	2,046,811

Add back:
Forex gain/loss	174,336	877,428

EBITDA, FX adjusted	1,172,631	2,924,239

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2009	FY 2008
Revenue, net	5,754,146	9,950,705

EBITDA	998,295	2,046,811

EBITDA, margin	17.3%	20.6%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	December 31, 2009	December 31, 2008

ASSETS
Cash and cash equivalents	$414 696	$254 839
Accounts receivable, net of allowance for doubtful accounts of $66,764 in 2009 and $110,613 in 2008	348 323	406 749
Due from related parties	105 076	22 171
Inventories	1 035 786	1 365 109
Deferred income taxes	21 812	22 047
Short-term investments in related parties	5 855	67 907
Prepayments and other current assets	551 735	606 354

Total current assets	2 483 283	2 745 176
Long-term investments in related parties	86 144	80 408
Other long-term investments	23 563	472 772
Intangible assets, net	10 870	6 956
Property, plant and equipment, net	4 460 505	4 277 841
Mineral licenses, net	5 133 105	3 430 642
Other non-current assets	67 294	57 844
Deferred income taxes	24 173	27 551
Goodwill	894 374	910 444

Total assets	$13 183 311	$12 009 634

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt (including debt $4,233,751 with loan covenant violations as of December 31, 2008)	$1 923 049	$5 149 415
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	473 903	688 702
Advances received	156 126	125 042
Accrued expenses and other current liabilities	169 617	143 587
Taxes and social charges payable	169 695	131 241
Unrecognized income tax benefits	17 172	27 176
Due to related parties	13 500	1 588
Asset retirement obligation, current portion	5 772	6 387
Deferred income taxes	18 550	17 785
Deferred revenue	439	1 776
Pension obligations, current portion	31 717	28 960
Dividends payable	4 919	4 919
Finance lease liabilities, current portion	35 965	14 891

Total current liabilities	3 020 424	6 341 469
Long-term debt, net of current portion	4 074 458	219 816
Asset retirement obligations, net of current portion	53 923	65 217
Pension obligations, net of current portion	152 272	158 070
Deferred income taxes	1 453 480	841 214
Finance lease liabilities, net of current portion	58 694	54 161
Other long-term liabilities	39 371	8 026
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2009 and 2008)	133 507	133 507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2009)	25 314	—
Additional paid-in capital	874 327	415 070
Accumulated other comprehensive (loss) income	(172400)	158 937
Retained earnings	3 188 973	3 323 298

Equity attributable to shareholders of Mechel OAO	4 049 721	4 030 812
Non-controlling interests	280 968	290 849

Total equity	4 330 689	4 321 661

Total liabilities and equity	$13 183 311	$12 009 634

Consolidated Statements of Income and Comprehensive (Loss) Income
(in thousands of U.S. dollars)	For 12 months ended December 31,
	2009	2008
Revenue, net (including related party amounts of $107,104 and $68,328 during 2009 and 2008, respectively)	$5 754 146	$9 950 705
Cost of goods sold (including related party amounts of $123,443 and $12,213 during 2009 and 2008, respectively)	(3 960 693)	(5 260 108)

Gross profit	1 793 453	4 690 597
Selling, distribution and operating expenses:
Selling and distribution expenses	(1 062 810)	(1 348 989)
Taxes other than income tax	(105 203)	(116 590)
Accretion expense	(7 398)	(6 078)
Loss on write-off of property, plant and equipment	(20 940)	(4 323)
Recovery of allowance (allowance) for doubtful accounts	38 019	(103 632)
General, administrative and other operating expenses	(389 477)	(554 716)

Total selling, distribution and operating expenses	(1 547 809)	(2 134 328)

Operating income	245 644	2 556 269
Other income and (expense):
Income from equity investments	1 200	717
Interest income	21 445	11 614
Interest expense	(498 986)	(324 083)
Other income (expenses), net	500 257	(18 821)
Foreign exchange loss	(174 336)	(877 428)

Total other income and (expense), net	(150 420)	(1 208 001)

Income from continuing operations, before income tax	95 224	1 348 268
Income tax expense	(18 893)	(118 887)

Income from continuing operation, net of tax	76 331	1 229 381
Net income	76 331	1 229 381
Less: Net income attributable to non-controlling interests	(2 590)	(88 837)

Net income attributable to shareholders of Mechel OAO	$73 741	$1 140 544

Less: Dividends on preferred shares	(134 498)	—
Net (loss) income attributable to common shareholders of Mechel OAO	(60 757)	1 140 544
Net income	76 331	1 229 381
Currency translation adjustment	(325 353)	(289 633)
Change in pension benefit obligation	(10 155)	87 659
Adjustment of available-for-sale securities	(5 178)	(6 571)
Comprehensive (loss) income	(264 355)	1 020 836

Comprehensive income (loss) attributable to non-controlling interests	6 759	(26 822)
Comprehensive (loss) income attributable to shareholders of Mechel OAO	(257 596)	994 014

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	For 12 months ended December 31,
	2009	2008
Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO	73 741		1 140 544
Net income attributable to non-controlling interests	2 590		88 837

Net income	$76 331	$	1 229 381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	321 117		360 587
Depletion and amortization	85 558		102 710
Foreign exchange loss	174 336		877 428
Deferred income taxes	(31 665)		(403 816)
(Recovery of allowance) allowance for doubtful accounts	(38 019)		103 632
Change in inventory reserves	(186 263)		278 176
Accretion expense	7 398		6 078
Loss on write-off of property, plant and equipment	20 940		4 323
Change in undistributed earnings of equity investments	(1 200)		(717)
Non-cash interest on long-term tax and pension liabilities	15 954		18 426
Loss on sale of property, plant and equipment	2 789		15 641
Gain on sale of investments	(155)		(4 568)
Gain on discharged asset retirement obligations	(9 595)		—
Gain on accounts payable with expired legal term	(2 571)		(2 370)
Gain on forgiveness of fines and penalties	(1 241)		—
Amortization of loan origination fee	42 561		28 102
Gain resulting from remeasurement of contingent obligation	(494 238)		—
Pension benefit plan curtailment gain	(37 717)		(23 421)
Pension service cost and amortization of prior period service cost	7 032		9 745
Net change before changes in working capital	(48 648)		2 599 337

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	97 272		(140 545)
Inventories	481 307		(658 930)
Trade payable to vendors of goods and services	(100 069)		594 639
Advances received	30 516		(6 230)
Accrued taxes and other liabilities	38 450		(8 353)
Settlements with related parties	(77 380)		(9 308)
Deferred revenue and cost of inventory in transit, net	10 548		(16 591)
Other current assets	131 273		(79 196)
Advanced payments to non-state pension funds	7 545		4 254
Unrecognized income tax benefits	(9 145)		(49 136)
Net cash provided by operating activities	561 669		2 229 941

Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	—		(1 439 600)
Acquisition of Ductil Steel S.A., less cash acquired	—		(197 621)
Acquisition of HBL, less cash acquired	(8 387)		(14 593)
Acquisition of the BCG Companies, less cash acquired	4 908		—
Advances paid for the BCG Companies	—		(438 623)
Acquisition of other subsidiaries, less cash acquired	(8 022)		—
Investments in assets trust management	(45 592)		—
Proceeds from asset trust management	38 720		—
Proceeds from disposal of investments in affiliates	2 343		—
Proceeds from disposal of non-marketable securities	6 913		7 457
Short-term loans issued and other investments	(137 276)		—
Proceeds from short-term loans issued	46 803		930
Proceeds from disposals of property, plant and equipment	2 403		3 644
Purchases of mineral licenses	(2 299)		(4 344)
Purchases of property, plant and equipment	(610 445)		(1 166 987)
Net cash used in investing activities	(709 931)		(3 249 737)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	1 412 000		5 593 547
Repayment of short-term borrowings	(3 704 128)		(3 856 110)
Dividends paid	(208 066)		(467 916)
Proceeds from long-term debt	3 022 998		99 377
Repayment of long-term debt	(99 225)		(21 388)
Acquisition of non-controlling interest in subsidiaries	(14 631)		(51 346)
Repayment of obligations under finance lease	(33 514)		(48 541)
Net cash provided by financing activities	375 434		1 247 623

Effect of exchange rate changes on cash and cash equivalents	(67 315)		(209 767)
Net increase in cash and cash equivalents	159 857		18 060

Cash and cash equivalents at beginning of period	254 839		236 779
Cash and cash equivalents at end of period	$414 696	$	254 839